

October 18, 2021

Gordon Roth
Chief Financial Officer
Roth CH Acquisition V Co.
888 San Clemente Drive
Suite 400
Newport Beach, CA 92660

Re: Roth CH Acquisition V Co.
Draft Registration Statement on Form S-1
Submitted October 8, 2021
CIK No. 0001885998

Dear Mr. Roth:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso